

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 7, 2009

Via U.S. mail

Mr. Carlos Fadigas
Chief Financial Officer
Braskem S.A.
Av. das Nações Unidas, 8,501
São Paulo, SP—CEP 05425-070 Brazil

      RE: **Braskem S.A.**
              Form 20-F/A for the fiscal year ended December 31, 2008
              File No. 001-14862

Dear Mr. Fadigas:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 or, in their absence, me at (202) 551-3760 if you have any questions.

                          Sincerely,

                          Pamela Long
                          Assistant Director

cc: Mark Bagnall, Esq. (*via facsimile* (305) 358-5744)
      White & Case LLP
      Wachovia Financial Center
      200 South Biscayne Boulevard, Suite 4900
      Miami, Florida 333131-2352